UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Director’s Meeting

held on November 13, 2026

DATE, TIME AND PLACE: On November 13, 2026, at 5 P.M., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Carneiro, Secretary.

AGENDA: To take resolution about the approval of the Management’s Proposal to call the Extraordinary General Meetings to be held on December 15, 2026, at 3:00 P.M. (“Management’s Proposal”).

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED the Management's Proposal to call the Company's Extraordinary General Meeting to be held on December 15, 2026, at 3:00 P.M., for the purpose of resolving on the following matter: (a) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and sent to be electronically signed by the attendees. Board: Deborah Stern Vieitas - Chair of the Board. Bruno Carneiro - Secretary of the Board. Board Members: Ms. Deborah Stern Vieitas – President; Mr. Javier Maldonado Trinchant – Vice-President; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi, Daniel Barriuso Rojo, Deborah Patricia Wright, Ede Ilson Viani, Gilson Finkelsztain, Márcio de Andrade Schettini, Oscar Rodríguez Herrero, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa - Directors. São Paulo, November 13, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 13, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer